

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2011

<u>Via E-mail</u>
Mr. Anthony F. Crudele
Executive Vice President - Chief Financial Officer and Treasurer
Tractor Supply Company
200 Powell Place
Brentwood, Tennessee 37027

> **RE:** **Tractor Supply Company**
> **Form 10-K for Fiscal Year ended December 25, 2010**
> **Filed February 23, 2011**
> **Form 10-Q for Fiscal Quarter ended March 26, 2011**
> **Filed May 3, 2011**
> **File No. 0-23314**

Dear Mr. Crudele:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Nudrat Salik
   for
John Hartz
Senior Assistant Chief Accountant